UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS

THERETO FILED PURSUANT §240.13d-2

(Amendment No. _____)

ATTIS INDUSTRIES INC.
(Name of Issuer)

Common Stock $.025 Par Value
(Title of Class of Securities)

049836109
(CUSIP Number)

December 4, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049836109	PAGE 2 OF 5

1.	NAME OF REPORTING PERSON GREENSHIFT CORPORATION
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 500,000
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 500,000
	8.	SHARED DISPOSITIVE POWER None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) .
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 049836109	PAGE 3 OF 5

1.	NAME OF REPORTING PERSON KEVIN KREISLER
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A..

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 500,000
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 500,000
	8.	SHARED DISPOSITIVE POWER None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) .
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 049836109	PAGE 4 OF 5

Item 1.

(a)	Name of Issuer Attis Industries Inc.

(b)	Address of Issuer’s Principal Executive Offices 12540 Broadwell Road, Suite 2104, Milton, Georgia 30004
Item 2.
(a)	Name of Person Filing GreenShift Corporation Kevin Kreisler, Sole Director and CEO of GreenShift Corporation

(b)	Address of the Principal Office or, if none, residence The address and principal office of GreenShift Corporation and of Kevin Kreisler is 5950 Shiloh Road East, Suite N, Alpharetta, Georgia 30005

(c)	Citizenship GreenShift Corporation was organized in the State of Delaware. Kevin Kreisler is a citizen of the United States.

(d)	Title of Class of Securities Common Stock, $.025 par value

(e)	CUSIP Number 049836109

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K).

CUSIP No. 049836109	PAGE 5 OF 5

Item 4.  Ownership.

The responses to Items 5 through 11 on the cover page of this filing are incorporated by reference.

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2019	GreenShift Corporation By: /s/ Kevin Kreisler Kevin Kreisler, CEO /s/ Kevin Kreisler
Kevin Kreisler